U.S. Securities and Exchange Commission
                   Washington, D.C. 20549

                         Form 12b-25

       NOTIFICATION OF LATE FILING           SEC File Number
                                                  33-3560D

                                                CUSIP Number
   (Check One):                                 206827 20 6

 [X]  Form 10-K and Form 10-KSB    [ ] Form 20-F   [ ] Form
           11-K    [X] Form 10-Q and Form  10-QSB
                        [ ] Form N-SAR


               For Period Ended November, 30 1997

               [ ] Transition Report on Form 10-K
               [ ] Transition Report on Form 20-F
               [ ] Transition Report on Form 11-K
               [ ] Transition Report on Form 10-Q
               [ ] Transition Report on Form N-SAR
               [ ] Money Market Fund Rule 30b3-1 Filing

               For the Transition Period Ending

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part 1 - Registrant Information

Full name of Registrant:

     Conectisys Corporation

Former Name of Registrant:
     BDR Industries, Inc.

Address of Principal Executive Office:

     7260 Spigno Place
     Agua Dulce, CA  93510

Part 2 - Rules

If the subject report could not be filed without unreasonable effort and the registrant seeks relief pursuant to Rule 12b-25(b) [23,047], the following should be completed. (Check box if appropriate)

(a) The reasons described in reasonable detail in Part 3 of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or filing made by a money market fund pursuant to Rule 30b3-1, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part 3 - Narrative

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-f, 11-K, 10-Q, or filing made by money market fund pursuant to Rule 30b3-1 and Form 10-QSB, N-SAR, or the transition report, or portion thereof could not filed with in the prescribed period.

     The above mentioned filing could not be filed within the prescribed period because the Company's, Financial reports could not be completed in the proper form without unreasonable expense and effort.

Part 4 - Other Information

     (1) Name and telephone number of person to contact in regard to this notification.

Richard Dowler                                  (805) 268-0305
(Name)                               (Area code and Telephone Number)

     (2) Have all other periodic reports required under
section 13 or 15(d) of the Securities Exchange act of 1934 or section 30 of the Investment Company act of 1940 during the proceeding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                             [X] Yes  [ ] No


     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earning statements to be included in the subject report(s) or portion thereof?
                                             [ ] Yes  [X] No

     If so: attach an explanation of the anticipated Change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



                   Conectisys Corporation

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: February 27,1998
By___/s/ Richard Dowler__________________________________
    Richard Dowler (Chief Financial Officer)

Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and the title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                          Attention
     Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).